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                                SPORG CORPORATION
                      555 West Hastings Street, Suite 2770
                         Vancouver, BC, Canada, V6B 4N4


April  28,  2003


U.S.  Securities  and  Exchange  Commission
450  Fifth  Street  N.W.
Washington,  D.C.,  20549-0405

Attention:  Mr.  Neil  Miller

Re:     Sporg  Corporation  (formerly  Blade  Internet  Ventures  Inc.)
        Form  SB-2
        File  No.  333-82278
        Filed  February  6,  2002

Dear  Sirs:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form
SB-2, together with all amendments and exhibits thereto, Commission File No. 333-82278 (collectively the "Registration Statement"). The Registration
Statement  was  originally  filed  with  the  Commission  on  February  6, 2002.

     The reason the Registrant is requesting withdrawal of the Registration Statement covering a proposed Offering by its shareholders is because registration is no longer necessary because the shares are eligible for re-sale under Rule 144. The Registration Statement was never declared effective by the Commission, no securities have been sold under the Registration Statement and all activity in connection with the Registration Statement has been discontinued.

We ask that you kindly provide to the Registrant a copy of the order granting the withdrawal of the Registration Statement as soon as possible.

Very  truly  yours,


/s/ Eric  Freeman

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Eric  Freeman
Chief  Executive  Officer  and  Director